UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

U-Swirl, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

90349P 105

(CUSIP Number)

Fay M. Matsukage
455 Sherman Street, Suite 300
Denver, Colorado 80203

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 16, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90349P 105

1.	Names of Reporting Persons. Ulderico Conte

2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (see instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 365,750

	8.	Shared Voting Power 25,000

	9.	Sole Dispositive Power 365,750

	10.	Shared Dispositive Power 25,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 365,750

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.8%

14.	Type of Reporting Person (See Instructions) IN

Item 1.     Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value per share (the “Common Stock”), of U-Swirl, Inc. (the “Company”).  The Company’s principal executive offices are located at 1175 American Pacific, Suite C, Henderson, Nevada 89074.

Item 2.     Identity and Background

This schedule is filed by Ulderico Conte, who resides in Nevada.

The address of the principal business and principal office of Mr. Conte is 1175 American Pacific, Suite C, Henderson, Nevada 89074.

Mr. Conte’s principal occupation is serving as the Chief Executive Officer and a director of the Company.

During the last five years, Mr. Conte has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

At the inception of the Company (November 1, 2005), Mr. Conte acquired 200,000 shares of Common Stock for $500.  He transferred 50,000 of these shares to others, including 25,000 shares to his wife.  On June 30, 2007, Mr. Conte was granted an option to purchase 31,250 shares of Common Stock, which fully vested on March 1, 2009.  The option expires June 30, 2012.

On December 12, 2008, Mr. Conte purchased 500 shares and 5,000 Class B Warrants in the open market.  He made an additional purchase of 1,500 shares on March 31, 2009.

Since September 1, 2009, Mr. Conte has been receiving 3,000 shares of Common Stock per month as part of his compensation.

In addition, he was granted options to purchase 175,000 shares of Common Stock on May 16, 2011 and 59,000 shares on November 17, 2011.  One-half of the options vest on the first anniversary of the grant date and the remaining half vests on the second anniversary of the grant date.

Except as disclosed above, there have been no acquisitions or dispositions of shares of the Company’s Common Stock made by Mr. Conte during the last 60 days.

Item 4.     Purpose of Transaction.

Mr. Conte acquired his shares of Common Stock for investment purposes and in the ordinary course of business.

(a)
For the near term, Mr. Conte will continue to receive shares of Common Stock and options to purchase Common Stock as part of his compensation.  Mr. Conte may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market or otherwise.

Except for transactions in his capacity as an officer and director of the Company, Mr. Conte has no other present plans or proposals which relate to or would result in:

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary thereof;

(c)	a sale or transfer of a material amount of assets of the Company or any subsidiary thereof;

(d)	any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s charter or bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Company by any person;

(h)	causing a class of securities of the Company to be delisted from a national stock exchange or to cease to be authorized to be quoted on NASDAQ;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(j)	any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Conte will continue to review his investment in the Company and reserves the right to change his intentions with respect to any or all such matters.

Item 5.     Interest in Securities of the Issuer.

(a)
As of March 16, 2012, Mr. Conte beneficially owned 390,750 shares of Common Stock (7.8% of shares outstanding based upon 4,890,836 shares outstanding as of March 16, 2012).  Mr. Conte’s beneficial ownership consists of 242,000 shares of Common Stock owned of record by him, 25,000 shares owned of record by his wife, options to purchase 118,750 shares of Common Stock that have vested or will vest within 60 days, and 5,000 Class B Warrants.

(b)
As of March 16, 2012, Mr. Conte has the sole power to vote or direct the vote and to dispose or direct the disposition of 365,750 shares of Common Stock beneficially owned by him and the shared power to vote or direct the vote and to dispose or direct the disposition of 25,000 shares of Common Stock owned of record by his wife.

(c)	During the last 60 days, Mr. Conte did not have any transactions in the shares of the Company, other than as described above in Item 3. See “Item 3. Source and Amount of Funds or Other Consideration.”

(d)
Except for the 25,000 shares owned by his wife, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held by Mr. Conte.

(e)	As of March 16, 2012, Mr. Conte continues to be the beneficial owner of more than 5% of the class of securities.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.     Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 30, 2012	/s/ Ulderico Conte
Ulderico Conte